UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Marketing Worldwide Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

57061T102

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57061T102

1.	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

Adam Benowitz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	0
	6. SHARED VOTING POWER	14,157,606
	7. SOLE DISPOSITIVE POWER	0
	8. SHARED DISPOSITIVE POWER	14,157,606

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

14,157,606

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

9.99%

12.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 57061T102

1.	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

Vision Capital Advisors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	0
	6. SHARED VOTING POWER	14,157,606
	7. SOLE DISPOSITIVE POWER	0
	8. SHARED DISPOSITIVE POWER	14,157,606

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

14,157,606

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

9.99%

12.	Type of Reporting Person (See Instructions)

IA

CUSIP No. 57061T102

1.	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

Vision Opportunity Master Fund, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	0
	6. SHARED VOTING POWER	See Item 4
	7. SOLE DISPOSITIVE POWER	0
	8. SHARED DISPOSITIVE POWER	See Item 4

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

See Item 4

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

See Item 4

12.	Type of Reporting Person (See Instructions)

CO

CUSIP No. 57061T102

1.	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

Vision Capital Advantage Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	0
	6. SHARED VOTING POWER	See Item 4
	7. SOLE DISPOSITIVE POWER	0
	8. SHARED DISPOSITIVE POWER	See Item 4

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

See Item 4

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

See Item 4

12.	Type of Reporting Person (See Instructions)

PN

CUSIP No. 57061T102

1.	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

VCAF GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	0
	6. SHARED VOTING POWER	See Item 4
	7. SOLE DISPOSITIVE POWER	0
	8. SHARED DISPOSITIVE POWER	See Item 4

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

See Item 4

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

See Item 4

12.	Type of Reporting Person (See Instructions)

OO

EXPLANATORY NOTE

As of July 29, 2011, the Reporting Persons determined that they are eligible to, and have elected to, re-file on Schedule 13G instead of Schedule 13D.

Item 1.

(a)	The name of the issuer is Marketing Worldwide Corporation (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at 2212 Grand Commerce Drive, Howell, Michigan 48855.

Item 2.

(a)	This Statement is being filed by (i) Vision Opportunity Master Fund, Ltd., a Cayman Islands company (the “Master Fund”), (ii) Vision Capital Advisors, LLC, a Delaware limited liability company (the “Investment Manager”), (iii) Vision Capital Advantage Fund, L.P., a Delaware limited partnership (“VCAF”; and together with the Master Fund, the “Funds”), (iv) VCAF GP, LLC, a Delaware limited liability company (“VCAF GP”), which serves as the general partner of VCAF, and (v) Adam Benowitz, the Managing Member of the Investment Manager (all of the foregoing, collectively, the “Filers”). Each of the Funds is a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account. The Funds directly beneficially own all of the shares reported in this Statement. Mr. Benowitz and the Investment Manager (and VCAF GP, with respect to the shares owned by VCAF) may be deemed to share with the Master Fund and VCAF voting and dispositive power with respect to such shares. Each Filer disclaims beneficial ownership with respect to any shares other than those beneficially owned directly by such Filer.

(b)	The principal business office of the Master Fund is:

c/o Ogier Fiduciary Services (Cayman) Limited

P.O. Box 1234

113 South Church Street

Queensgate House

Grand Cayman KY1-1108

Cayman Islands

The principal business office of each of VCAF, VCAF GP, the Investment Manager and Mr. Benowitz is:

20 West 55th Street, 5th Floor

New York, New York 10019

USA

(c)	For citizenship information see Item 4 of the cover page of each Filer.

(d)	This Statement relates to the Common Stock, par value $0.001 per share, of the Issuer (the “Common Stock”).

(e)	The CUSIP Number of the Common Stock is listed on the cover pages hereto.

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐ An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4. Ownership.

As of December 31, 2011 the Master Fund and VCAF collectively (i) own 214,485 shares of Common Stock, (ii) have the ability to acquire an additional 13,943,120 shares of Common Stock within 60 days through the exercise or conversion of derivative securities, and (iii) thus beneficially own 14,157,606 shares of Common Stock, representing 9.99% of all of the outstanding shares of Common Stock. The forgoing is based on 127,774,652 shares of Common Stock outstanding as of December 31, 2011, as provided by the Issuer to the Filers.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [_]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(a)	Not applicable.

(b)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012

ADAM BENOWITZ

VISION CAPITAL ADVISORS, LLC

VISION OPPORTUNITY MASTER FUND, LTD.

VCAF GP, LLC

VISION CAPITAL ADVANTAGE FUND, L.P.

By: /s/ Adam Benowitz_______________________

Adam Benowitz, for himself, as Managing Member of the Investment Manager, as Managing Member of VCAF GP (for itself and on behalf of VCAF), and as a Director of the Master Fund

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